UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MEMORANDUM OF UNDERSTANDING SIGNED AMONG IVECO, FIAT POWERTRAIN TECHNOLOGIES (FPT) AND SAIC MOTOR CORPORATION IN THE FIELD OF MEDIUM AND HEAVY ENGINES

SIGNATURES

MEMORANDUM OF UNDERSTANDING SIGNED AMONG IVECO, FIAT POWERTRAIN TECHNOLOGIES (FPT) AND SAIC MOTOR CORPORATION IN THE FIELD OF MEDIUM AND HEAVY ENGINES

Iveco and Fiat Powertrain Technologies (FPT), two companies of the FIAT Group, have signed a Memorandum of Understanding with SAIC Motor Corporation to establish a long-term partnership in China in the field of medium and heavy Diesel engines.

Industrial plans include the manufacturing of three different medium and heavy engine ranges: F5, NEF (in both 4 and 6 cylinder versions), and Cursor 9 with an investment of above € 150 millions. The localisation of these engine families will guarantee a competitive engine offer in China.

“We are very proud of signing this MoU”, said Domenico Bordone, FPT CEO. “Once the joint venture will have been finalised, the new company with such excellent partners will allow us to bring our technology-intensive and cost-competitive product ranges to the Chinese market where we see a relevant potential in supporting the plans of our sister companies and catching every opportunity on a rapidly growing open market”.

“This agreement will support and boost the new developments Iveco will have in the Chinese commercial vehicles market with the new agreements recently signed in light, medium and heavy commercial vehicle ranges” said Paolo Monferino, Iveco CEO. “This will allow us to upscale our activities in China from a profitable niche market to significant volumes”.

Chonqing Heavy Vehicle Group will also be one of the shareholders of the prospected JV according to the letter of intent previously signed among the same parties.

About SAIC Motor Corporation Limited (SAIC Motor)

SAIC Motor Corporation Limited (SAIC Motor), in Shanghai, is one of the three largest auto-makers in China. It sold over 682,000 vehicles in the first half of year 2006 and has more than 56,000 employees. It encompasses SAIC Group’s assets in such business sector, as vehicle key components, R&D, branding and auto related services.

SAIC Group, with consolidated revenues exceeding US$ 14.4 bn in year 2005 is one of the Fortune Global 500 corporations. FIAT Group and SAIC have already set up three joint ventures for industrial co-operation: Shanghai New Holland, the leader in the 50HP tractor’s market in China, Huadong Teksid, the biggest producer of engine blocks in China, and Shanghai Meridian, producing magnesium casting components.

About Chongqing Heavy Vehicle Group Co. Ltd.

Chongqing Heavy Vehicle Group (former Sichuan Automobile Factory), owned by the 33-million inhabitants Chongqing Municipality through its subsidiary Chongqing Hongyan Automotive, is one of the major producers of medium and heavy trucks in China (over 17,000 per year) an relies on a large distribution network throughout China.

About Fiat Powertrain Technologies (FPT)

Born in March 2005, Fiat Powertrain Technologies is the the powertrain sector of the Fiat Group. FPT includes all the powertrain activities of Fiat Auto, Iveco, Centro Ricerche Fiat and Elasis. With its annual output of around 2,5 million engines and 2 million transmissions, FPT is one of the most significant players in the automotive sector on a worldwide basis.

About Iveco

Iveco designs, manufactures, and sales a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, defence and civil protection. Iveco employs 32,000 people and runs 49 production units in 19 countries in the world using excellent technologies developed in 15 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,500 service outlets in over 100 countries guarantee technical support wherever in the world an Iveco vehicle is at work.

Torino, 24 July 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney